Exhibit 99.1

AGM Group Holdings Inc. Enters into Partnership Agreement with Nowlit to Facilitate Expansion in AI and Crypto Markets

BEIJING, Oct. 10, 2024 /PRNewswire/ -- AGM Group Holdings Inc. ("AGM Holdings" or the "Company") (NASDAQ: AGMH), an integrated technology company specializing in fintech software services and producing high-performance hardware and computing equipment, today announced that the Company, through its subsidiary AGM CANADA HOLDINGS LIMITED (“AGM Canada”), has entered into a partnership agreement (the “Agreement”) with NOWLIT SOLUTIONS CORP. (“Nowlit”), a high performance computing and data center supplier in Canada on October 2, 2024 to establish a joint venture named AGM Energy Corp. (“AGM Energy”). AGM Energy is expected to focus on investing in and operating in clean energy industries and providing high-quality services for the construction and operation of power and data center facilities for the artificial intelligence, big data industries, cryptocurrency, and digital currency industries. The strategic move is set to facilitate the Company’s expansion in the artificial intelligence and cryptocurrency market in North America.

Pursuant to the Agreement, AGM Energy plans to invest in and operate clean energy including oil fields, natural gas fields, and hydropower plants in Canada. AGM Energy intends to actively promote two aspects of business:

(1) Acquiring high-quality energy assets in North America, such as oil fields, natural gas and hydropower plants, through investment or merger and acquisition, and the business income is the proceeds from energy sales.

(2) Providing electricity and operation capabilities to customers in the AI and cryptocurrency industries through the construction of IDC data centers and cryptocurrency mining farms, and its business income is electricity charges and hosting operation management service fees.

Dr. Bo Zhu, Chief Executive Officer of AGM Holdings, commented: “We are excited to partner with Nowlit and establish AGM Energy, which is of strategic significance to support our business expansion in North America. Our gratitude goes to Mr. Chong Chao (Marc) Ma, the Chief Executive Officer of AGM Canada, for spearheading this strategic initiative. We have full confidence in the success of the partnership, given Nowlit’s strong track record of serving industry leaders and public companies in the field of artificial intelligence and cryptocurrency. We plan to invest no less than $30 million by the end of 2024 and no less than $100 million by the end of 2025 to support the business growth of AGM Energy. By the end of 2025, AGM Energy expects to generate no less than $50 million in revenue from its energy business and no less than $100 million in revenue from IDC data centers and cryptocurrency mining farms. We firmly believe that AGM Energy, drawing on the expertise and years of experience from both AGM Holdings and Nowlit in the fields of artificial intelligence, blockchain, and energy, will successfully establish an industry-leading energy technology system. This system will offer comprehensive energy supply chain services to professionals in the global AI and blockchain sectors.”

About NOWLIT SOLUTIONS CORP.

Established in 2013, NOWLIT SOLUTIONS CORP. is a high performance computing and data center supplier based in Canada. It offers complete solution including all hardware, hosting and initial setup for new and experienced servers. It is also committed to supporting the blockchain ecosystem by offering hardware, software and a variety of solutions and services. It has invested in large-scale oil and gas fields and is involved in the construction and operation of informatization infrastructure such as third-party data center machine rooms and bitcoin mining farms. For more information, please visit https://nowlit.com/.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the production of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the production of high-end crypto miners for Bitcoin and other cryptocurrencies, and the provision of fintech software services. For more information, please visit www.agmprime.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "approximates," "assesses," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM Group Holdings Inc.

Email: ir@agmprime.com

Website: http://www.agmprime.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com